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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52947

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 FRANKLIN STREET, SUITE 504

(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD BRIGGS (617) 274-1706

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDELSTEIN & COMPANY

(Name – *if individual, state last, first, middle name*)

160 FEDERAL STREET	BOSTON	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw

OATH OR AFFIRMATION

I, RICHARD BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSILIUM PARTNERS LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

CINDY A. CORREIA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 27, 2023

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

CONSILIUM PARTNERS LLC

Financial Statements

and Supplementary Information Pursuant to 17a-5(d) of the Securities and Exchange Commission

and Report of Independent Registered Public Accounting Firm

December 31, 2017

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2017

Assets

Current assets:		
Cash	$	107,316
Hold to maturity investment, at cost		26,846
Accounts receivable		92,000
Due from members		4,593
Prepaid expenses		695
Total current assets		231,450
Property and equipment, at cost:		
Furniture and fixtures		53,491
Equipment		11,307
Leasehold improvements		4,558
		69,356
Less: accumulated depreciation		31,923
Net property and equipment		37,433
Total assets	$	268,883

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2017

Liabilities and Members' Equity

Current liabilities:		
Accounts payable	$	9,388
Accrued expenses		13,325
Deferred rent		22,396
Total current liabilities		45,109
Members' equity:		
Members' equity		223,774
Total liabilities and members' equity	$	268,883

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Operations
Year ended December 31, 2017

Revenues:	
Success fees	$ 620,243
Retainer fees	621,599
Consulting fees	91,000
Reimbursed expenses	18,116
Total revenues	1,350,958
Expenses:	
Sales and marketing	38,802
General and administrative	434,771
Guaranteed payments to members	907,735
Total expenses	1,381,308
Loss from operations	(30,350)
Other income:	
Interest income	41
Net loss	$ (30,309)

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Changes in Members' Equity
Year ended December 31, 2017

	Class A	Class C	Total
Members' equity beginning of year	$ 272,039	$ 5,669	$ 277,708
Members' distributions (see Note 8)	(22,625)	-	(22,625)
Repurchase of units	-	(1,000)	(1,000)
Net loss	(30,200)	(109)	(30,309)
Members' equity end of year	$ 219,214	$ 4,560	$ 223,774

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Cash Flows
Year ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(30,309)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		9,705
Noncash interest		(14)
Changes in:		
Accounts receivable		(33,500)
Other receivable		22,253
Due from members		10,692
Prepaid expenses		(250)
Accounts payable		(12,104)
Accrued expenses		13,325
Deferred revenue		(20,000)
Deferred rent		(1,765)
Net cash used by operating activities		(41,967)
Cash flows from investing activities:		
Purchase of property and equipment		(2,365)
Net cash used by investing activities		(2,365)
Cash flow from financing activities:		
Member distributions		(22,625)
Repurchase of units		(1,000)
Net cash used by financing activities		(23,625)
Decrease in cash		(67,957)
Cash at beginning of year		175,273
Cash at end of year	$	107,316

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2017

Note 1 - Business activity.

Consilium Partners LLC (the "Company") was organized in the state of Massachusetts and provides a wide range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

Note 2 - Summary of significant accounting policies.

The Company has prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed or determinable, and collectability is reasonably assured. The Company generates the majority of its revenue from providing transaction advisory services under two different types of billing arrangements: nonrefundable upfront retainer fees and success fees.

Nonrefundable upfront retainer fees are recognized as revenue on a straight-line basis over the term of the contract. Success fees are paid out once a merger, acquisition, sale, restructuring or financing (the "transaction") is successfully completed. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. The Company recognizes revenue from success fees when the transaction is successfully completed and the fee is fixed and collectability is probable.

Reimbursable expenses that are billable to clients are included in total revenues and typically an equivalent amount of reimbursable expenses are included in general and administrative expenses on the statement of operations. Reimbursable expenses are primarily recognized as revenue in the period in which the related expense is incurred.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2017

Note 2 - continued.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ and those differences could be significant. Significant estimates inherent in the preparation of the financial statements include, but are not limited to, the allowance for doubtful accounts.

Cash:

For purposes of the statement of cash flows, the Company considers all highly-liquid, short term investments with an original maturity of less than three months that are not held for sale in the ordinary course of business to be cash equivalents, which may at times, exceed FDIC limits.

Hold to maturity investment:

Hold to maturity investment represents a certificate of deposit ("CD") held at a bank with an initial maturity of greater than three months but less than one year. It is recorded at cost plus interest. Management has the intent and the ability to hold the CD until maturity.

Accounts receivable:

Accounts receivable are stated at net realizable value after deducting any allowance for doubtful accounts. The Company performs ongoing credit evaluations of its clients. The Company maintains an allowance for estimated uncollectible accounts receivable based on its general assessment of collectability. Specific accounts receivable balances are written off when it is determined collection is unlikely. As of December 31, 2017 the Company considers accounts receivables to be fully collectable; accordingly, no allowance for doubtful accounts has been recorded.

Note 2 - continued.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method. The estimated useful lives are as follows:

Furniture and fixtures	5 years
Equipment	5 years
Leasehold improvements	3 years

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation amounted to $9,705 for the year ended December 31, 2017.

Advertising:

The Company expenses advertising costs as the costs are incurred. Advertising expense amounted to $14,869 which is included in sales and marketing on the statement of operations for the year ended December 31, 2017.

Income taxes:

The Company with the consent of its members, has elected to be treated as a partnership for federal and state tax purposes. Thus taxable income (or loss) is passed through to the members of the Company, and not taxed at the Company level. Thus there is no provision or liability for income taxes in these financial statements. Returns for years beginning with those filed for the fiscal year 2015 are open to examination.

Note 3 - Commitments.

The Company has leased office space under a non-cancelable operating lease. The lease also requires the Company to pay real estate taxes and other operating expenses associated with the leased location are included in rent expense. The effects of lease incentives and graduating rents are being amortized over the term of the lease so as to result in equal rent expense over the lease term. Deferred rent reported in the accompanying statement of financial condition represents the excess of all straight-line rental costs over the actual rental payments through December 31, 2017.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2017

Note 3 - continued.

Future minimum annual lease payments for the year ending December 31, 2017 are as follows:

2018	$139,572
2019	142,344
2020	141,420
2021	136,800
2022 and thereafter	92,432
Total	$ 652,568

Total rent expense and related real estate taxes and other operating expenses amounted to $137,304 for the year ended December 31, 2017 and are included in general and administrative expenses on the statement of operations.

Note 4 - Guaranteed payments to members.

Guaranteed payments to members are calculated on an engagement to engagement basis. The payments are designed to represent reasonable compensation for the services provided on the individual engagements.

Note 5 - Supplemental disclosures of cash flow information.

Supplemental disclosure of cash flow information:

Interest paid	$ 65
Income taxes	$ ----

Supplemental disclosure of noncash investing activities:

Hold to maturity investment reinvested	$ 26,846

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2017

Note 6 – Net capital requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2017, the Company's net capital was $88,392 which was $83,392 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 51%.

Note 7 – Concentrations

The Company earned approximately 32 % of its revenue from one customer during the year ended December 31, 2017. The one customer's balance represents approximately 76% of the accounts receivable balance as of December 31, 2017.

Note 8 – Members' Equity

The Company is authorized to issue Class A units, Class B units and Class C units. Class B units are issued only for past and /or future services to the Company. The maximum units that may be issued in total is 10,000,000 units.

As of December 31, 2017, the Company has 6,082,847 Class A units outstanding. As of December 31, 2017, the Company has 22,000 Class C units outstanding. One member owns approximately 36% of the Class A units and two members collectively own approximately 91% of the Class C units. During 2017, the Company repurchased 10,000 of the Class C units for a purchase price of $1,000. There are no Class B units issued.

Voting rights

Only the holders of Class A units have the right to vote.

Allocation of net income

The Company's net income is first allocated to members with a deficit capital account to the extent of such deficit. Thereafter net income is allocated among the members in proportion to their respective ownership interest.

Note 8 – continued.

Distributions

The Company is required to make annual mandatory distributions to its members based on net federal taxable income allocated to such members multiplied by fifty percent. For the year ended December 31, 2017, the Company made mandatory tax distributions to its members totaling $22,625.

Liquidation

In the event of a liquidation, any proceeds after payment of creditors and debt shall be distributed to members after their capital accounts have been adjusted to reflect all profits and losses of the Company in which the member participates through to the date of distribution.

Finite life of the LLC

The term of the LLC shall continue until December 31, 2050. The members and managers of the LLC may extend the term prior to the expiration.

Limitation of liability

The members and managers are not personally or otherwise liable to the Company's creditors for any debt, obligation or liability of the Company solely by reason of being a member of the Company. The Managers are indemnified against certain liabilities that may arise out of performance of their duties to the Company.

Note 9 – Subsequent events.

Management has evaluated subsequent events through February 26, 2018, the date of which these financial statements were available to be issued.

Consilium Partners LLC
Schedule of
Computation of Net Capital, Aggreagate Indebtedness & Basic Net Capital Requirement
Pursuant to Rule 15-c3-1 of the Securities & Exchange Commission
31-Dec-17

Agregate Indebteness (per balance sheet)		45,109
Member's Equity (per balance sheet)	$	223,774
Adjustments to Net Capital		
Accounts & Other Receivables		92,000
Due from Members		4,593
Prepaid Expenses		695
Net property and equipment		37,433
FINRA Flex-Funding Account		368
Haircuts (Prepayment fee for early withdrawal of CD)		293
Total Adjustments to Net Capital	$	135,382
Net Capital, as defined	$	88,392
Computation of Basic Net Capital Requirement		
a. Minimum net capital required of broker dealer	$	5,000
b. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	3,009
Minimum Net Capital Required (greater of a. or b.)	$	5,000
Net Capital in excess of requirement	$	83,392
Ratio of aggregate indebtness to net capital		.51 to 1
Reconciliation with the Company's Calculation of Net Capital		
Net capital as reported in the Company's Part II A (unaudited): Focus Report	$	88,392
Net Audit Adjustments	$	-
Increase in Non-allowables & Haircuts	$	-
Net Capital per above	$	88,392

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2017

Consilium Partners LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Consilium Partners LLC, ("Company") operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims and exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature:______________________

Richard D. Briggs Jr. Chief Financial Officer

Consilium Partners LLC
Schedule of SIPC payments made
31-Dec-17

SIPC - 6 payment (July 28, 2017)	$704
SIPC - 7 payment (February 26, 2017	$1,159
Total SIPC payments made	$1,863

Item (B)

Statement of Financial Condition

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2017

Assets

Current assets:		
Cash	$	107,316
Hold to maturity investment, at cost		26,846
Accounts receivable		92,000
Due from members		4,593
Prepaid expenses		695
Total current assets		231,450
Property and equipment, at cost:		
Furniture and fixtures		53,491
Equipment		11,307
Leasehold improvements		4,558
		69,356
Less: accumulated depreciation		31,923
Net property and equipment		37,433
Total assets	$	268,883

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2017

Liabilities and Members' Equity

Current liabilities:		
Accounts payable	$	9,388
Accrued expenses		13,325
Deferred rent		22,396
Total current liabilities		45,109
Members' equity:		
Members' equity		223,774
Total liabilities and members' equity	$	268,883

See accompanying notes to financial statements.

Item (C)

Statement of Income (Loss)

CONSILIUM PARTNERS LLC

Statement of Operations
Year ended December 31, 2017

Revenues:	
Success fees	$ 620,243
Retainer fees	621,599
Consulting fees	91,000
Reimbursed expenses	18,116
Total revenues	1,350,958
Expenses:	
Sales and marketing	38,802
General and administrative	434,771
Guaranteed payments to members	907,735
Total expenses	1,381,308
Loss from operations	(30,350)
Other income:	
Interest income	41
Net loss	$ (30,309)

See accompanying notes to financial statements.

Item (D)

Statement of Changes in Financial Condition

CONSILIUM PARTNERS LLC

Statement of Cash Flows
Year ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(30,309)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		9,705
Noncash interest		(14)
Changes in:		
Accounts receivable		(33,500)
Other receivable		22,253
Due from members		10,692
Prepaid expenses		(250)
Accounts payable		(12,104)
Accrued expenses		13,325
Deferred revenue		(20,000)
Deferred rent		(1,765)
Net cash used by operating activities		(41,967)
Cash flows from investing activities:		
Purchase of property and equipment		(2,365)
Net cash used by investing activities		(2,365)
Cash flow from financing activities:		
Member distributions		(22,625)
Repurchase of units		(1,000)
Net cash used by financing activities		(23,625)
Decrease in cash		(67,957)
Cash at beginning of year		175,273
Cash at end of year.	$	107,316

See accompanying notes to financial statements.

Item (E)

Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

CONSILIUM PARTNERS LLC

Statement of Changes in Members' Equity
Year ended December 31, 2017

	Class A	Class C	Total
Members' equity beginning of year	$ 272,039	$ 5,669	$ 277,708
Members' distributions (see Note 8)	(22,625)	-	(22,625)
Repurchase of units	-	(1,000)	(1,000)
Net loss	(30,200)	(109)	(30,309)
Members' equity end of year	$ 219,214	$ 4,560	$ 223,774

See accompanying notes to financial statements.

Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

(Not applicable)

Item (G)

Computation of Net Capital

Consilium Partners LLC
Schedule of
Computation of Net Capital, Aggregate Indebtedness & Basic Net Capital Requirement
Pursuant to Rule 15-c3-1 of the Securities & Exchange Commission
31-Dec-17

Aggregate Indebteness (per balance sheeet)	$	45,109
Member's Equity (per balance sheet)	$	223,774
Adjustments to Net Capital		
Accounts & Other Receivables	$	92,000
Due from Members		4,593
Prepaid Expenses		695
Net property and equipment		37,433
FINRA Flex-Funding Account		368
Haircuts (Prepayment fee for early withdrawal of CD)		293
Total Adjustments to Net Capital	$	135,382
Net Capital, as defined	$	88,392
Computation of Basic Net Capital Requirement		
a. Minimum net capital required of broker dealer	$	5,000
b. Minimum net capital required (6 2/3 of aggregate indebtedness)	$	3,009
Minimum Net Capital Required (greater of a. or b.)	$	5,000
Net Capital in excess of requirement	$	83,392
Ratio of aggregate indebtedness to net capital		0.51
Reconciliation with the Company's Calculation of Net Capital		
Net capital as reported in the Company's Part II A (unaudited) Focus Report	$	88,392
Net audit adjustments		
Increase in non-allowables & haircuts		
Net capital per above	$	88,392

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of Dec 31, 2017.

Item (H)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(Not applicable)

Item (I)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

(Not applicable)

Consilium Partners LLC – 2017 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (J)

Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhbit A of Rule 15c3-3

Consilium Partners LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Consilium Partners LLC, ("Company") operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature: ______________________

Richard D. Briggs Jr. Chief Financial Officer

edelstein

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Consilium Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Consilium Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Consilium Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Consilium Partners LLC stated that Consilium Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Consilium Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Consilium Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edelstein & Company LLP

Boston, MA
February 26, 2018

Item K

Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

(Not applicable)

Item (L)

An Oath or Affirmation

Item (M)

Copy of the SIPC Supplemental Report

Consilium Partners LLC
Schedule of SIPC payments made
31-Dec-17

SIPC - 6 payment (July 28, 2017)	$704
SIPC - 7 payment (February 26, 2017)	$1,159
Total SIPC payments made	$1,863

edelstein

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Consilium Partners LLC
265 Franklin Street
Boston, MA 02110-3113

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Consilium Partners LLC (the "Company"), and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
February 26, 2018

Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

(Not Applicable – No material inadequacies reported)

Consilium Partners LLC – 2017 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Complete Audited Financial Statements

edelstein

Report of Independent Registered Public Accounting Firm

To the Managers of Consilium Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Consilium Partners LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17. C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

We have served as the Company's auditor since 2016.

Edelstein & Company LLP

Boston, MA
February 26, 2018